UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2019

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

154 Vouliagmenis Avenue
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On May 13, 2019, Seanergy Maritime Holdings Corp. (the “Company”) completed its public offering (the “Offering”) of 4,200,000 units of the Company, each unit consisting of (i) one common share, par value $0.0001 per share (a “Common Share”) or a pre-funded warrant to purchase one Common Share at an exercise price equal to US$0.01 per Common Share, (ii) one Class B Warrant to purchase one common share (a “Class B Warrant”) and (iii) one Class C Warrant to purchase one common share (a “Class C Warrant”), for $3.40 per unit. The underwriters also partially exercised an over-allotment option granted in connection with the offering, and purchased an additional 630,000 Class B Warrants and 630,000 Class C Warrants.  In connection with the Offering, the Company issued the representative of the underwriters a warrant to purchase 210,000 Common Shares.

Attached to this report on Form 6-K as Exhibit 4.1 is a copy of the Class B Warrant Agreement, dated May 13, 2019, between the Company and Continental Stock Transfer & Trust Company.

Attached to this report on Form 6-K as Exhibit 4.2 is a copy of the Class C Warrant Agreement, dated May 13, 2019, between the Company and Continental Stock Transfer & Trust Company.

Attached to this report on Form 6-K as Exhibit 4.3 is a copy of the Representative's Warrant, dated May 13, 2019, issued to the representative of the underwriters in the Offering.

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release of the Company dated May 9, 2019 titled "Seanergy Maritime Holdings Corp. Announces Pricing of $14.3 Million Underwritten Public Offering."

On May 13, 2019, the Company also completed a seperate private placement of 1,823,529 additional units of the Company, each unit consisting of (i) one Common Share, (ii) one Class B Warrant, and (iii) one Class C Warrant, for $3.40 per unit, to Jelco Delta Holding Corp. (“Jelco”), the Company’s principal shareholder, in exchange for the waiver or forgiveness of certain payment obligations of the Company, pursuant to a Securities Purchase Agreement dated May 9, 2019 (the “Purchase Agreement”) made between the Company and Jelco.  In connection with the Purchase Agreement, Jelco and the Company entered into a Registration Rights Agreement dated May 9, 2019 (the "Registration Rights Agreement"), pursuant to which Jelco received customary registration rights with respect to the Common Shares, Class B Warrants, and any Common Shares received upon exercise of the Class B Warrants or Class C Warrants.

Following the Offering and the Private Placement, the Company has 7,997,752 Common Shares issued and outstanding as of the date hereof, or 8,832,752 Common Shares assuming full exercise of the pre-funded warrants issued in the Offering, of which 835,000 are outstanding as of the date hereof.

Attached to this report on Form 6-K as Exhibit 4.4 is a copy of the Purchase Agreement.

Attached to this report on Form 6-K as Exhibit 4.5 is a copy of the Registration Rights Agreement.

This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into the Company's Registration Statements on Form F-3 (File Nos. 333-166697, 333-169813, 333-226796 and 333-214967).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP. (Registrant)
Dated: May 17, 2019	/s/ Stamatios Tsantanis
By: Stamatios Tsantanis Chief Executive Officer